Exhibit 99.2

ALEXCO RESOURCE CORP.

(the “Company”)

June 7, 2018

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 7, 2018. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	AGAINST
1.	To fix number of Directors at seven (7).	23,581,933	267,918	Carried
		(98.9%)	(1.1%)

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	23,571,906	277,945	Carried
		(98.8%)	(1.2%)
	Elaine Sanders	23,597,681	252,170	Carried
		(98.9%)	(1.1%)
	Karen McMaster	23,568,706	281,145	Carried
		(98.8%)	(1.2%)
	Michael D. Winn	21,644,431	2,205,420	Carried
		(90.8%)	(9.2%)
	Richard N. Zimmer	23,578,729	271,122	Carried
		(98.9%)	(1.1%)
	Rick Van Nieuwenhuyse	21,624,433	2,225,418	Carried
		(90.7%)	(9.3%)
	Terry Krepiakevich	23,582,129	267,722	Carried
		(98.9%)	(1.1%)

		FOR	WITHHELD
3.	Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	55,592,330	778,852	Carried
		(98.6%)	(1.4%)

Dated at Vancouver, British Columbia, this 7th day of June, 2018.

Alexco Resource Corp.

Per:	“Mike Clark”
Mike Clark
Chief Financial Officer